Mail Stop 4561
Via Fax (770) 988-0611

January 18, 2008

Mark Adams
Chief Financial Officer
A.D.A.M., Inc.
1600 RiverEdge Parkway, Suite 100
Atlanta, Georgia 30328

> **Re: A.D.A.M., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on March 27, 2007**
> **Forms 8-K filed on May 5, August 7, and November 6, 2007**
> **File No. 000-26962**

Dear Mr. Adams:

We have reviewed your response letter dated January 14, 2008 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

<u>Forms 8-K filed on May 5, August 7, and November 6, 2007</u>

1. We have reviewed your response to prior comment 4 concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider at (202) 551-3379 or the undersigned at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief